Exhibit 99.2

Alibaba Group Upsizes Share Repurchase Program to US$10 Billion

Hangzhou, China, December 28, 2020 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, the “Company”) today announced that the Company’s board of directors has authorized to upsize the Company’s share repurchase program from US$6 billion to US$10 billion (the “Share Repurchase Program”). This Share Repurchase Program will be effective for a two-year period through the end of 2022. The Company commenced the execution of this Share Repurchase Program this quarter.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Contacts

Investor Contact

Rob Lin

Investor Relations

Alibaba Group Holding Limited

investor@alibabagroup.com